Exhibit 99.9

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F (the “Form 40-F”) of Timmins Gold Corp., I, Alan J. San Martin, Mineral Resource Modeller of Micon International Limited (“Micon”), hereby consent to the use of my name and Micon’s name in connection with the references to the mineral reserve and resource estimates for the San Francisco Project (the “Estimates”) and to the incorporation by reference of references to, and summaries of, the Estimates in the Form 40-F.

MICON INTERNATIONAL LIMITED.

By:        /s/ Alan J. San Martin
Name:   Alan J. San Martin, MAusIMM (CP)
Title:     Mineral Resource Modeller

March 29, 2012